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                          December 8, 2021

       Eddie Sullivan
       Chief Executive Officer
       SAB Biotherapeutics, Inc.
       2100 East 54th Street North
       Sioux Falls, SD 57104

                                                        Re: SAB
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 3,
2021
                                                            File No. 333-261496

       Dear Dr. Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ilan Katz